

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Fred W. Wagenhals
President and Chief Executive Officer
AMMO, Inc.
7681 East Gray Road
Scottsdale, Arizona 85260

      Re: AMMO, Inc.
          Registration Statement on Form S-1
          Filed September 15, 2020
          File No. 333-248800

Dear Mr. Wagenhals:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Joseph M. Lucosky, Esq.